
June 6, 2025

Matthew Lipman
Chief Executive Officer
Capstone Holding Corp.
5141 W. 122nd Street
Alsip, IL 60803

> **Re: Capstone Holding Corp.**
> **Registration Statement on Form S-1**
> **Filed June 3, 2025**
> **File No. 333-287745**

Dear Matthew Lipman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eddie Kim at 202-551-8713 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lawrence Metelitsa